UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Explanatory Note

This Amendment No. 1 amends and restates the Report of Foreign Private Issuer on Form 6-K originally filed on July 27, 2020 (the “Original Form 6-K”) solely to include a statement regarding the net proceeds of the transaction completed on July 24, 2020 and previously disclosed in the Original Form 6-K, and make certain other immaterial corrections. No other changes have been made to the Original Form 6-K. This Amendment No. 1 does not update the Original Form 6-K to reflect events occurring after the date of the Original Form 6-K.

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Entry Into a Material Definitive Agreement

The information set forth under “Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant” is incorporated herein by reference.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On July 24, 2020, Naked Brand Group Limited (the “Company”) completed a private placement to an accredited investor (the “Investor”) of a convertible promissory note (the “Note”) and a warrant (the “Purchase Warrant”) to purchase ordinary shares, no par value, of the Company (“Ordinary Shares”), pursuant to a Securities Purchase Agreement (the “SPA”) of even date. Under the SPA, the Company sold the Note and Purchase Warrant to the Investor for a purchase price of US$8.0 million.

The Note was issued with an original issue discount equal to 5% of the purchase price. In addition, the Company paid US$20,000 of the Investor’s expenses, which amount was added to the principal balance of the Note. Accordingly, the Note had an original principal balance of US$8.42 million. The Company also granted a financing rebate, resulting in net proceeds to the Company of approximately US$7.2 million.

The SPA

The SPA includes certain customary representations, warranties, covenants and indemnification obligations of the Company. The Company also granted the Investor, for any financing through the sale of equity securities, a right of first offer to complete the financing on substantially the terms contained in the SPA and related agreements. The right of first offer expires under certain conditions as set forth in the SPA, and does not apply to any financings through the sale of Ordinary Shares only, or to one financing of up to $12 million, provided, in the latter case, that the securities are not registered for resale within six months and certain other conditions are met.

The Note

The Note accrues interest at the following rate: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum. The Note matures on July 24, 2022, the second anniversary of its issuance.

Conversion

The Note is convertible at the election of the Investor into Ordinary Shares at a conversion price equal to the lower of (x) US$0.44, and (y) 80% of the closing bid price of the Ordinary Shares on the trading day immediately prior to the earlier of (A) the date the initial Registration Statement (as defined below) is declared effective and (B) October 30, 2020, but in any event the conversion price will not be less than the floor price specified in the Note (the “Floor Price”).

In addition, during the ten-day period following the earlier of the date the initial Registration Statement is declared effective and October 30, 2020, the Company will have the right to require the Investor to convert the entire principal amount of the Note in excess of $2,100,000, and all accrued interest on the Note, into Ordinary Shares. To the extent the Investor would beneficially own more than 9.9% of the Company’s outstanding Ordinary Shares after a conversion required by the Company, the Company may issue to the Investor “pre-funded” Warrants (the “Pre-Funded Warrants”) in lieu of such shares, or alternatively may extend the period during which it can require conversion.

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Conversion Limitations

The Note may not be converted to the extent the Investor or any of its affiliates would beneficially own more than 9.9% of the Company’s outstanding Ordinary Shares (the “Maximum Percentage”) after giving effect to such conversion.

Events of Default

The Note includes certain customary events of default. Upon the occurrence of an event of default, the Investor may require the Company to redeem the Note, in whole or in part, at price equal to 110% of the amount to be redeemed. In addition, during the continuance of an event of default, the interest rate will be increased to 20.0% per annum.

Covenants

The Company is subject to certain customary affirmative and negative covenants under the Note regarding repayment of other indebtedness, payment of cash dividends, distributions or redemptions, transfer of assets and modification of the maturity of other indebtedness, among other matters.

Subordination

The Note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand, pursuant to a Deed of Subordination between the Company, the Investor and Bank of New Zealand (the “Deed of Subordination”).

The Warrants

The Purchase Warrant entitles the Investor to purchase up to 19,136,364 Ordinary Shares at an exercise price of US$0.6707 per share. The Pre-Funded Warrants, if issued, will have an exercise price of US$0.0001 per share. The Purchase Warrant and any Pre-Funded Warrants will expire on July 24, 2025.

Cashless Exercise

If the exercise price of the Purchase Warrants is higher than the last closing bid price of the Ordinary Shares, at any time starting on the earlier of 15 days after the effective date of the initial Registration Statement and January 24, 2021, the Purchase Warrants may be exercised on a cashless basis for a number of shares equal to the Black-Scholes value per share underlying the Purchase Warrant, multiplied by the number of shares as to which the Warrant is being exercised, divided by the closing bid price as of two business days prior to the exercise date (the “Market Price”), but in any event not less than the Floor Price. For this purpose, the Black-Scholes value per share underlying the Warrants is a fixed value as set forth in the Purchase Warrants.

If the last closing bid price of the Ordinary Shares is higher than the exercise price of the Purchase Warrants or the Pre-Funded Warrants, at any time after January 24, 2021 when there is no effective registration statement registering, or no current prospectus available for, the resale of the underlying shares, the Purchase Warrants and the Pre-Funded Warrants may be exercised on a cashless basis for a number of shares equal to the difference between the Market Price and the exercise price, divided by the Market Price, multiplied by the number of shares as to which the Warrant is being exercised.

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Exercise Limitations

None of the Warrants may be exercised to the extent the holder or any of its affiliates would beneficially own more than the Maximum Percentage after giving effect to such exercise.

Adjustments and Other Rights Under the Note and Warrants

The conversion price of the Note and the exercise price and number of shares covered by the Warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

The holders of the Note and the Warrants also will have certain rights to participate in any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise, and to acquire any options, convertible securities or rights to purchase stock, warrants, securities or other property granted, issued or sold pro rata to the record holders of the Ordinary Shares.

The Company will not enter into a Fundamental Transaction (as defined in the Note and the Warrants) unless the Company’s successor entity assumes all the obligations under the Note and the Purchase Warrants, and the shares of capital stock of the Company’s successor entity are listed or quoted on a qualified market. Notwithstanding the foregoing, upon conversion of the Note or exercise of the Warrants following a Fundamental Transaction, the holders of the Note and the Purchase Warrants may instead elect to receive, and the holders of the Pre-Funded Warrants will receive, the same consideration that was payable to the holders of the Ordinary Shares in the Fundamental Transaction. In addition, in connection with a Fundamental Transaction, the holder of the Purchase Warrant will have the right to require the Company (or any successor) to purchase the Purchase Warrant at a price in cash equal to the Black-Scholes value. For this purpose, the Black-Scholes value is calculated using an underlying price per share equal to the market value per share or the value of the consideration paid in the Fundamental Transaction, each as determined in accordance with the Purchase Warrant; a strike price equal to the exercise price; a risk-free interest rate corresponding to the U.S. Treasury rate for the period specified in the Purchase Warrant; and an expected volatility equal to the greater of 135% and the 100 day volatility determined in accordance with the Purchase Warrant.

The RRA

In connection with the closing of the private placement, the Company entered into a registration rights agreement (the “RRA”) with the Investor. Pursuant to the RRA, the Company must register for resale the Ordinary Shares issuable pursuant to the Note and the Warrants, on a registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The Company also granted the Investor customary “piggyback” registration rights.

Pursuant to the RRA, the Company must file the Registration Statement within 15 days of the closing and must obtain effectiveness of the Registration Statement within 60 days of the closing. If the Company does not file the Registration Statement or obtain effectiveness of the Registration Statement by such dates, or if on any day sales of the Ordinary Shares underlying the Note and the Warrants cannot be made pursuant to the Registration Statement (subject to certain grace periods and limitations), or if the Registration Statement is not available or does not cover all of the shares, and the Company fails to file reports with the SEC such that current public information is not available in compliance with Rule 144 under the Securities Act, then the Company generally will be required to pay the Investor an amount equal to 2% of the purchase price for the securities affected by such failure upon such failure and on each 30 day anniversary thereof until the failure is cured. No such payments will be due for any period when the Ordinary Shares may be sold pursuant to Rule 144. In addition, except in the case where there is no Registration Statement available and no current public information available in accordance with Rule 144 under the Securities Act, the Company will be required to make no more than 12 such payments.

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The Company agreed to indemnify the Investor against certain liabilities, including certain liabilities under the Securities Act, in accordance with the RRA (or, if such indemnification is not available, the Investor will be entitled to contribution). The Investor agreed to indemnify the Company against certain liabilities, including certain liabilities under the Securities Act, that may arise from any written information furnished to the Company by the Investor specifically for use in the Registration Statement, in accordance with the RRA (or, if such indemnification is not available, the Company will be entitled to contribution).

Unregistered Sales of Equity Securities

The information set forth under “Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant” is incorporated herein by reference. The Note, the Warrants and the Ordinary Shares issuable upon conversion of the Note or exercise of the Warrants were offered and sold, or are being offered and sold, in a private placement to accredited investors pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

Additional Information

As previously disclosed, the Company sold Convertible Promissory Notes to the Investor and an affiliate of the Investor (together, the “Affiliated Holders”), on October 4, 2019, November 12, 2019, December 19, 2019, January 9, 2020, February 11, 2020 and April 15, 2020 (the “Prior Notes”). Also as previously disclosed, on April 9, 2020 and June 10, 2020, the Company entered into amendments with the Affiliated Holders, which amended the Prior Notes issued on October 4, 2019, November 12, 2019, December 19, 2019 and January 9, 2020 (the “Amended Notes”). The amendments gave the Affiliated Holders the ability, subject to the Company’s approval, to convert the outstanding balance of the Amended Notes into the Ordinary Shares at a conversion price per share that is equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the Ordinary Shares in the preceding 20 trading days, but in any event not less than the floor price specified in the amendments. Pursuant to the amendments, and pursuant to prior temporary reductions in the conversion price, as of July 24, 2020, the Affiliated Holder had converted the entire outstanding balance of the Prior Notes issued in October, November and December 2019 and US$2,000,000 of the outstanding balance of the Prior Note issued in January 2020 (or an aggregate outstanding balance of approximately US$12,900,000) into approximately 30,588,000 Ordinary Shares. As of July 24, 2020, the aggregate remaining outstanding balance of the Prior Notes was approximately US$8,875,000.

Copies of the SPA, the Note, the Purchase Warrant, the Pre-Funded Warrant, the RRA and the Deed of Subordination are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1, 4.1, 4.2, 4.3, 10.2 and 10.3, respectively, and are incorporated herein by reference. The foregoing description of such documents does not purport to be complete and is qualified in its entirety by reference to such exhibits.

The copies of the SPA, the Note, the Purchase Warrant, the Pre-Funded Warrant, the RRA and the Deed of Subordination have been included to provide investors and security holders with information regarding its terms. The copies are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the agreements were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the agreements, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the parties.

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The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Convertible Promissory Note issued as of July 24, 2020.*

4.2	Purchase Warrant issued as of July 24, 2020.*

4.3	Form of Pre-Funded Warrant.*

10.1	Securities Purchase Agreement, dated as of July 24, 2020, by and between Naked Brand Group Limited and the investors listed on the Buyer Schedules attached thereto.*

10.2	Registration Rights Agreement, dated as of July 24, 2020, by and between Naked Brand Group Limited and the undersigned buyers.*

10.3	Deed of Subordination, dated as of July 24, 2020, by and among Naked Brand Group Limited, Bank of New Zealand and Iliad Research and Trading, L.P.*

* Previously filed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 10, 2020
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman

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